

October 18, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, TX 77024

> **Re: Battalion Oil Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2024**
> **File No. 001-35467**

Dear Matthew Steele:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Ferris